[Broad and Cassel Logo]                                         7777 GLADES ROAD
                                                                       SUITE 300
                                                       BOCA RATON, FLORIDA 33434
                                                         TELEPHONE: 561.483.7000
                                                         FACSIMILE: 561.483.7321
                                                          www.broadandcassel.com

                                                            NINA S. GORDON, P.A.
                                                     DIRECT LINE: (561) 218-8856
                                                DIRECT FACSIMILE: (561) 218-8978
                                               EMAIL: NGORDON@BROADANDCASSEL.COM


                                  May 23, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   21st Century  Holding Company
            Preliminary Proxy Statement for 2005 Annual
            Meeting

            Responses to Comment Letter

Ladies and Gentlemen:

      On behalf of 21st Century Holding Company (the "Company"), we respectfully submit the following responses to your comment letter dated April 27, 2005 (the "Comment Letter"), together with the preliminary proxy statement as amended in response to these comments (the "Amended Proxy Statement"). In addition, we have provided the supplemental information that you have requested.

      The numbering below corresponds to the numbering in the Comment Letter.

General

1. The Company will file soliciting material, if any, to be used by any person soliciting proxies on the Company's behalf, as required by the proxy rules.

2. Each proposal was unanimously recommended by the Company's Board of Directors, and the Amended Proxy Statement has been revised accordingly on pages 5 and 19.

Beneficial Security Ownership

3. The natural person who holds voting and dispositive power over the shares beneficially owned by Whitebox Advisors, LLC has been disclosed in Note 14 on page 4 of the Amended Proxy Statement.


         BOCA RATON O FT. LAUDERDALE O MIAMI O ORLANDO O TALLAHASSEE
                          O TAMPA O WEST PALM BEACH

U.S. Securities and Exchange Commission
May 23, 2005
Page 2

Proposal One:  Election of Directors

4. The Amended Proxy Statement has been revised on pages 5 and 6 to add additional dates to the biographies for Messrs. Dorf and Prygelski to clarify their respective business experience during the past five years.

Proposal Two:  Approval of the Possible Issuance of 20% or More of Our Common
Stock

5. The Company believes that disclosure, via incorporation by reference, of the items specified in Item 13(a) of Schedule 14A is not material to a shareholder's understanding of the proposal and the impact on him or her, and to the shareholder's exercise of prudent judgment, particularly as the disclosure has been expanded. We believe that this analysis is consistent with Instruction 1 to Item 13.

6. The requested disclosure has been added on pages 16 and 17 of the Amended Proxy Statement, under the subheading "Possible Future Issuances of Common Stock Pursuant to Our Notes and Warrants."

7. The requested disclosure has been added on page 17 of the Amended Proxy Statement, under the subheading "Possible Future Issuances of Common Stock Pursuant to Our Notes and Warrants."

8. A description of the registration rights given to these holders has been added on page 16 of the Amended Proxy Statement, under the subheading "Registration Rights Granted to Holders of Notes and Warrants."

9. The Company has expanded and clarified its disclosure regarding the validity of the original issuance of the note and warrants, versus the what could possibly violate Nasdaq rules. Please see pages 17 and 18 of the Amended Proxy Statement, under the subheading "Effect of Failure to Comply with Nasdaq Rule."

10. The requested disclosure has been added on page 18 of the Amended Proxy Statement, under the subheading "Effect of Failure to Comply with Nasdaq Rule."

11. The requested disclosure has been added on page 18 of the Amended Proxy Statement, under the subheading "Effect of Failure to Obtain Shareholder Approval for this Proposal."

12. The Company has corrected the description of the warrants received by the purchasers in the private placement. Please see page 15 of the Amended Proxy Statement.

13. The number of warrants issued to the placement agent has been specified on page 17 of the Amended Proxy Statement.


         BOCA RATON O FT. LAUDERDALE O MIAMI O ORLANDO O TALLAHASSEE
                          O TAMPA O WEST PALM BEACH

U.S. Securities and Exchange Commission
May 23, 2005
Page 3

14. The Company's use of the proceeds to date has been described on page 15 of the Amended Proxy Statement.

Proxy Card

15. The Company has added as a separate proposal the grant of discretionary authority for the persons named as proxy to vote on a proposal to adjourn the annual meeting to solicit additional votes. Please see the Notice of Annual Meeting of Shareholders, pages 1 and 2 of the Amended Proxy Statement, and the amended form of proxy card.

      Please call me at my direct number above if you would like to discuss any of our responses. Thank you very much for your assistance.

                                       Very truly yours,

                                       BROAD AND CASSEL


                                       /s/ Nina S. Gordon
                                       -----------------------------------------
                                       Nina S. Gordon, P.A.


cc:   Richard A. Widdicombe


         BOCA RATON O FT. LAUDERDALE O MIAMI O ORLANDO O TALLAHASSEE
                          O TAMPA O WEST PALM BEACH